Hyperfine, Inc.

351 New Whitfield Street

Guilford, CT 06437

May 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claudia Rios

RE:	Hyperfine, Inc.

Registration Statement on Form S-3

File No. 333-295807

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Hyperfine, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-295807) (the “Registration Statement”) to Thursday, May 21, 2026 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

The Company hereby authorizes Anne L. Bruno, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Ms. Bruno at (617) 832-6565 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Ms. Bruno.

Very truly yours,

HYPERFINE, INC.

/s/ Brett Hale
Brett Hale
Chief Administrative Officer, Chief Financial Officer, Treasurer and Corporate Secretary
cc:	Hyperfine, Inc.

Maria Sainz, President and Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Anne L. Bruno, Esq.